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Women-owned
Glow Worm Play Cafe (Anchorage)

Indoor Play Area

11603 Hazelwood Drive
Louisville, KY 40223
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Glow Worm Play Cafe (Anchorage) is seeking investment to open our third location.
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PRESS
Glow Worm Play Cafe to open Beechmont and Anchorage locations

The Beechmont location of the café totals 1,500 square feet, and Read said interior construction in the building should be beginning soon

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2,100 sq. ft.
Floor Space
2023
Founded
7,000 people
Social Media Followers
$35
Average Ticket Size
$407,000
Projected Annual Revenue
100 people
Average Daily Customers
7%
Monthly Growth
4 people
Employees
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OUR STORY

Glow Worm Play Cafe began as a retail pop up in 2017, and grew into a beloved cafe and play space for caregivers with children 6 and under by 2021. We opened the doors to our first location in 2021, and have been serving our wonderful community ever since. Glow Worm Play Cafe Anchorage will operate as a separate entity from our original location, but has the audience from our years in business to justify the expansion to the east end of Louisville.

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OUR MISSION

Glow Worm's mission has always been to provide a safe place for young children to play, while their caregivers enjoyed some coveted "me time" with high quality coffee & tea, smoothies, and baked goods from our in-house baker.

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The idea to expand

Shortly after opening our doors, the demand to expand was both obvious and frequent. We began searching for spaces for new locations in 2022, and finally found two that suit our mission and vision perfectly in 2023.

The unique value proposition of Glow Worm in Anchorage

We signed the lease on our new space in Anchorage in July 2023 and because of the way the space is laid out, we have the opportunity to serve as a coffee shop on one side and the play lounge on the other. The spaces will have separate entrances, with a pass-through to the Play Lounge in the middle, and will allow anyone from the community to come into the cafe side and enjoy our coffee, lattes, smoothies and teas, along with baked goods from Staggeringly Delicious and the snacks our littlest customers love. The Play Lounge will have a kiosk for play session check in and cafe ordering which will allow parents & caregivers to stay with their children on the Play Lounge side, and allow the rest of the community to come into the cafe and enjoy the coffee shop side without feeling like they have to have kids to enjoy the space. The cafe side will have seating, free wifi and retail for sale, and the Play Lounge will be equipped with child-led, low impact play stations and structures, as well as seating for parents & caregivers. Everyone can enjoy this Glow Worm location and we look forward to bringing the community together in a space that caters to so many different lifestyles.

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JUNE 2023
Incorporated

Glow Worm Play Cafe Anchorage, LLC was incorporated in the state of Kentucky.

JULY 2023

Signed the lease at 11603 Hazelwood Road in the Anchorage neighborhood of Louisville, KY.

JULY 2023

Began planning the space build out with the landlord, an architect based out of Nashville, and Rockerbuilt, a Louisville-based custom fabrication company.

JULY 2023
Capital Raise

Our capital raise began to help fun the build out of Glow Worm Play Cafe Anchorage.

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SPACE INSPIRATION
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Glow Worm Play Cafe Anchorage will allow us to reach an entirely new segment of customers, as it is nearly a half an hour from our flagship location. Anchorage, which is on the east end of Louisville, is an affluent part of town where many families with young children reside, and is in the center of several surrounding communities containing single family houses, planned subdivisions, condos, and apartments. The surrounding areas serve a vast demographic from a socioeconomic standpoint. This particular location in Anchorage also backs up to The Anchorage Trail, a beautiful retreat in nature where many adults stay active, with or without children. And coming this fall, at the end of the trailis Glow Worm, a wonderful space for the community where anyone can stop in to eat, drink, meet a friend, work from our cafe, or play with their little ones.

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THE ANCHORAGE TRAIL
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The landlord at this location is doing so much to develop this space and building into something for the community. They have plans to build out two separate patios on the back of the building, with accessible ramps to enter the space. They are also repaving the sidewalk in the front of the building and creating a stroller parking area for our play customers, in addition to repairing the handrails and facade, and adding all new plumbing, electricity, flooring, and ADA compliant restrooms to the interior. Our landlord is extremely excited about this space coming to Anchorage, and they are very invested in making this location the best it can be.

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Q&A

Why are you raising capital and why is now a good time?

While we have received private loans from a few Glow Worm customers, we made the decision to back out of one of the agreements with a fourth lender. We decided it would be in our best interest, as well as our community's best interest, to seek those remaining funds to built out the Anchorage from our community of investors, new and old. It's a great time to invest with Glow Worm Anchorage because these funds will help us with the build out and purchasing cafe and play equipment up front, versus financing (which we already have secured as a backup option).

What is your background? How did you get into the industry?

From 2005 to 2022, I excelled in executive assistant/office management roles and grew to love project and account management. I always sought out these roles in creative industries, from video production to SaaS products/web development to marketing and advertising. I always loved the creative side of things and working closely with designers, developers and clients. (My background has always helped me with things like social media, marketing, web design, the aesthetics of our space, and communicating with our customers.) When I had my first daughter in 2017, I saw so many gaps in our city for parents of young children. There were mom groups, but just for stay at home moms. There were places for kids, but they didn't cater to adults. There were places for adults, but you better not bring your kids there! There wasn't anything that was for the stay at home parent, the working parent, AND the kids. It was lonely! And so I built a community. I started an online Facebook group for moms, and as the group grew, so did the need for a space for parents in our community, particularly those with young children (pre-grade school). I began operating Glow Worm as a retail pop-up in 2017, and would meet so many parents at the pop-ups that would later become friends and customers of Glow Worm Play Cafe. The idea just developed into something obvious -- just something we really needed as parents, and something our kids needed too. When we began our journey to open Glow Worm Play Cafe in 2019, our plans were swiftly put on hold in March of 2020 when the pandemic began. We thought Glow Worm was a dead dream, but a year later, we realized that parents and children needed a safe space more than ever. We've been growing and thriving ever since.

Why are you raising capital and why is now a good time?

While we have received private loans from a few Glow Worm customers, we made the decision to back out of one of the agreements with a fourth lender. We decided it would be in our best interest, as well as our community's best interest, to seek those remaining funds to built out the Anchorage from our community of investors, new and old. It's a great time to invest with Glow Worm Anchorage because these funds will help us with the build out and purchasing cafe and play equipment up front, versus financing (which we already have secured as a backup option).

What is your background? How did you get into the industry?

From 2005 to 2022, I excelled in executive assistant/office management roles and grew to love project and account management. I always sought out these roles in creative industries, from video production to SaaS products/web development to marketing and advertising. I always loved the creative side of things and working closely with designers, developers and clients. (My background has always helped me with things like social media, marketing, web design, the aesthetics of our space, and communicating with our customers.) When I had my first daughter in 2017, I saw so many gaps in our city for parents of young children. There were mom groups, but just for stay at home moms. There were places for kids, but they didn't cater to adults. There were places for adults, but you better not bring your kids there! There wasn't anything that was for the stay at home parent, the working parent, AND the kids. It was lonely! And so I built a community. I started an online Facebook group for moms, and as the group grew, so did the need for a space for parents in our community, particularly those with young children (pre-grade school). I began operating Glow Worm as a retail pop-up in 2017, and would meet so many parents at the pop-ups that would later become friends and customers of Glow Worm Play Cafe. The idea just developed into something obvious -- just something we really needed as parents, and something our kids needed too. When we began our journey to open Glow Worm Play Cafe in 2019, our plans were swiftly put on hold in March of 2020 when the pandemic began. We thought Glow Worm was a dead dream, but a year later, we realized that parents and children needed a safe space more than ever. We've been growing and thriving ever since.

Why are you raising capital and why is now a good time?

While we have received private loans from a few Glow Worm customers, we made the decision to back out of one of the agreements with a fourth lender. We decided it would be in our best interest, as well as our community's best interest, to seek those remaining funds to built out the Anchorage from our community of investors, new and old. It's a great time to invest with Glow Worm Anchorage because these funds will help us with the build out and purchasing cafe and play equipment up front, versus financing (which we already have secured as a backup option).

What is your background? How did you get into the industry?

From 2005 to 2022, I excelled in executive assistant/office management roles and grew to love project and account management. I always sought out these roles in creative industries, from video production to SaaS products/web development to marketing and advertising. I always loved the creative side of things and working closely with designers, developers and clients. (My background has always helped me with things like social media, marketing, web design, the aesthetics of our space, and communicating with our customers.) When I had my first daughter in 2017, I saw so many gaps in our city for parents of young children. There were mom groups, but just for stay at home moms. There were places for kids, but they didn't cater to adults. There were places for adults, but you better not bring your kids there! There wasn't anything that was for the stay at home parent, the working parent, AND the kids. It was lonely! And so I built a community. I started an online Facebook group for moms, and as the group grew, so did the need for a space for parents in our community, particularly those with young children (pre-grade school). I began operating Glow Worm as a retail pop-up in 2017, and would meet so many parents at the pop-ups that would later become friends and customers of Glow Worm Play Cafe. The idea just developed into something obvious -- just something we really needed as parents, and something our kids needed too. When we began our journey to open Glow Worm Play Cafe in 2019, our plans were swiftly put on hold in March of 2020 when the pandemic began. We thought Glow Worm was a dead dream, but a year later, we realized that parents and children needed a safe space more than ever. We've been growing and thriving ever since.

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THE TEAM

Katie Read

Owner

Katie Read is the owner of Glow Worm Play Cafe, LLC, Glow Worm Play Cafe Beechmont LLC, and Glow Worm Play Cafe Anchorage, LLC. With a unique vision that focuses on both children and caregivers, Katie has excelled in providing a space that the community loves and demands more of. Katie will continue to be the vision behind and operator of all new Glow Worm locations.

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*Previous raises on Mainvest tied to different entities than this offering. Please review unique terms, risk disclosures, and details.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Space Build Out $27,975

Mainvest Compensation $2,025

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$522,153	$548,261	$575,674	$604,458	$634,680
Cost of Goods Sold	$114,874	$120,617	$126,648	$132,981	$139,630
Gross Profit	$407,279	$427,644	$449,026	$471,477	$495,050

EXPENSES

Rent	$50,160	$50,160	$50,160	$51,727	$51,727
Property Taxes	$8,664	$8,924	$9,192	$9,467	$9,751
Utilities	$12,000	$12,600	$13,230	$13,892	$14,586
Payroll	$168,000	$176,400	$185,220	$194,481	$204,205
Payroll taxes	$42,000	$44,100	$46,305	$48,620	$51,051
Insurance	$1,560	$1,638	$1,720	$1,806	$1,896
Software fees	$6,000	$6,300	$6,615	$6,946	$7,293
Equipment Lease	$7,200	$7,560	$7,938	$0	$0
Marketing/ Advertising	$1,800	$1,890	$1,985	$2,084	$2,188
Repairs & Maintenance	$3,600	$3,780	$3,969	$4,167	$4,376
Legal & Professional Fees	$2,400	$2,520	$2,646	$2,778	$2,917
Operating Profit	$103,895	$111,772	$120,046	$135,509	$145,060

This information is provided by Glow Worm Play Cafe (Anchorage). Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Investment Round Status

Target Raise $30,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends September 8th, 2023

Summary of Terms

Legal Business Name Glow Worm Play Cafe Anchorage LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1.8%-4.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Glow Worm Play Cafe (Anchorage) formed in June 2023 and has since achieved the following milestones:

Began scouting locations on the east end of Louisville, KY in May 2023.

Secured lease in July 2023.

Additionally, Glow Worm Play Cafe, LLC (a separate entity from Glow Worm Play Cafe Anchorage, LLC and Glow Worm Play Cafe Beechmont, LLC) has been operating since 2021, has seen profit and growth, and has received a demand to open locations in other parts of town.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Glow Worm Play Cafe (Anchorage) forecasts the following milestones:

Begin build out in July 2023.

Hire for the following positions by September 2023: two full time crew members, 1-2 part time crew members, one full time general manager to oversee all three locations

Achieve $400,000 revenue per year by October 2024.

Achieve $48,000 profit per year by October 2024.

No operating history

Glow Worm Play Cafe (Anchorage) was established in June 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. While we do have a successful location of a separate entity, this location, while owned and operated by the same person, is a new LLC and does not have operating history.

Subsequent events to historical financials

Since the latest available financial statements of Glow Worm Play Cafe (Anchorage), we have had the following material changes and trends:

Received private loan of over $100,000 to assist with build out, operating costs and staffing expenses for this location.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Glow Worm Play Cafe (Anchorage) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Glow Worm Play Cafe (Anchorage)'s management or vote on and/or influence any managerial decisions regarding Glow Worm Play Cafe (Anchorage). Furthermore, if the founders or other key personnel of Glow Worm Play Cafe (Anchorage) were to leave Glow Worm Play Cafe (Anchorage) or become unable to work, Glow Worm Play Cafe (Anchorage) (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Glow Worm Play Cafe (Anchorage) and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Glow Worm Play Cafe (Anchorage) is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Glow Worm Play Cafe (Anchorage) might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Glow Worm Play Cafe (Anchorage) is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Glow Worm Play Cafe (Anchorage)

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Glow Worm Play Cafe (Anchorage)'s financial performance or ability to continue to operate. In the event Glow Worm Play Cafe (Anchorage) ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Glow Worm Play Cafe (Anchorage) nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Glow Worm Play Cafe (Anchorage) will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Glow Worm Play Cafe (Anchorage) is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glow Worm Play Cafe (Anchorage) will carry some insurance, Glow Worm Play Cafe (Anchorage) may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Glow Worm Play Cafe (Anchorage) could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Glow Worm Play Cafe (Anchorage)'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glow Worm Play Cafe (Anchorage)'s management will coincide: you both want Glow Worm Play Cafe (Anchorage) to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Glow Worm Play Cafe (Anchorage) to act conservative to make sure they are best equipped to repay the Note obligations, while Glow Worm Play Cafe (Anchorage) might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Glow Worm Play Cafe (Anchorage) or management), which is responsible for monitoring Glow Worm Play Cafe (Anchorage)'s compliance with the law. Glow Worm Play Cafe (Anchorage) will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Glow Worm Play Cafe (Anchorage) is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Glow Worm Play Cafe (Anchorage) fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Glow Worm Play Cafe (Anchorage), and the revenue of Glow Worm Play Cafe (Anchorage) can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Glow Worm Play Cafe (Anchorage) to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Glow Worm Play Cafe (Anchorage). Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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